Exhibit 99.1

ARC Resources Ltd. reports third quarter 2013 results

CALGARY, Nov. 6, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its third quarter 2013 operating and financial results.  Third quarter production averaged 94,515 boe per day and funds from operations were $220.4 million ($0.71 per share).  ARC's Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for three and nine months ended September 30, 2013 and 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	220.4	164.9	624.0	511.4
Per share (2)	0.71	0.55	2.01	1.74
Net income (loss)	86.9	(24.3)	227.1	54.7
Per share (2)	0.28	(0.08)	0.73	0.19
Operating income (3)	73.3	26.6	174.9	104.0
Per share (2)	0.23	0.09	0.56	0.35
Dividends	93.7	90.6	280.0	264.9
Per share (2)	0.30	0.30	0.90	0.90
Capital expenditures, before land and net property acquisitions (dispositions)	250.3	132.1	652.2	414.0
Capital expenditures, including land and net property acquisitions (dispositions)	218.1	140.6	596.7	448.4
Net debt outstanding (4)	936.5	691.0	936.5	691.0
Shares outstanding, weighted average diluted	312.5	299.9	311.2	293.4
Shares outstanding, end of period	312.8	307.5	312.8	307.5
OPERATING
Production
Crude oil (bbl/d)	31,438	30,732	31,855	30,955
Condensate (bbl/d)	2,235	2,325	2,140	2,368
Natural gas (mmcf/d)	348.9	323.2	346.1	341.1
NGLs (bbl/d)	2,687	2,587	2,792	2,644
Total (boe/d) (5)	94,515	89,511	94,471	92,814
Average realized prices, prior to hedging
Crude oil ($/bbl)	101.43	81.43	91.18	82.57
Condensate ($/bbl)	96.70	87.65	96.33	94.11
Natural gas ($/mcf)	2.94	2.45	3.39	2.39
NGLs ($/bbl)	36.80	31.05	34.45	38.85
Oil equivalent ($/boe) (5)	47.94	39.99	46.38	39.82
Operating Netback ($/boe)
Commodity and other sales	48.00	40.06	46.50	39.88
Transportation expenses	(1.58)	(1.49)	(1.67)	(1.30)
Royalties	(6.41)	(4.89)	(6.34)	(5.72)
Operating expenses	(10.46)	(10.64)	(9.82)	(9.61)
Netback before hedging	29.55	23.04	28.67	23.25
Realized hedging gain (6)	0.83	2.79	0.37	2.09
Netback after hedging	30.38	25.83	29.04	25.34
TRADING STATISTICS (7)
High price	28.65	26.25	28.90	26.25
Low price	24.71	21.50	23.12	18.36
Close price	26.27	23.90	26.27	23.90
Average daily volume (thousands)	1,004	1,282	1,075	1,448

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the three and nine months ended September 30, 2013 and 2012.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the three and nine months ended September 30, 2013 and 2012.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three and nine months ended September 30, 2013 and 2012.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Realized hedging gain includes realized cash gains and losses on risk management contracts and unrealized loss on risk management contracts related to current production periods. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC's third quarter average production of 94,515 boe per day was up six per cent from the third quarter of 2012 and year-to-date average production of 94,471 boe per day was two per cent higher than 2012. Strong performance at Pembina and higher production at Ante Creek and Parkland/Tower contributed to increased production in 2013. ARC expects fourth quarter 2013 production to increase as new pad wells are brought on production at Ante Creek. ARC expects 2013 full year production to average between 94,000 and 97,000 boe per day.
•	During the third quarter, construction continued on ARC's 60 mmcf per day Parkland/Tower gas processing and liquids handling facility. Construction is on schedule and commissioning started in the fourth quarter. ARC expects the facility to be on-stream by early 2014 with potential for earlier start-up in late Q4 2013 pending the progress of ongoing commissioning work. ARC has drilled and completed 16 wells on two pads at Tower and 13 wells on four pads at Parkland which are currently being tied-in to the new facility.
•	Third quarter and year-to-date 2013 commodity sales revenues of $417.4 million and $1.2 billion were up 27 per cent and 18 per cent, respectively, relative to 2012 levels. The increase was due to higher realized crude oil and natural gas prices. Although crude oil and liquids production accounted for 38 per cent and 39 per cent of third quarter and year-to-date production, respectively, they contributed approximately 77 per cent and 73 per cent of third quarter and year-to-date sales revenues, respectively, due to the strength of crude oil prices relative to natural gas prices.
•	Third quarter funds from operations were $220.4 million ($0.71 per share), up 34 per cent from the third quarter of 2012. Year-to-date funds from operations were $624.0 million ($2.01 per share), 22 per cent higher than the comparable period of 2012. The increase in third quarter and year-to-date 2013 funds from operations was primarily due to higher production and higher crude oil and natural gas prices in 2013.
•	ARC's third quarter 2013 funds from operations included realized hedging gains of $5.6 million on ARC's commodity, foreign currency and power hedging contracts. Year-to-date 2013 funds from operations included realized hedging gains of $11.8 million on ARC's commodity, foreign currency and power hedging contracts.
•	Operating income was $73.3 million ($0.23 per share) in the third quarter of 2013, 176 per cent higher than the third quarter of 2012. Year-to-date operating income of $174.9 million ($0.56 per share) was up 68 per cent relative to the comparable period of 2012 due primarily to higher production and higher crude oil and natural gas prices in 2013.
•	Third quarter capital expenditures, prior to crown land purchases and net property dispositions, totaled $250.3 million, resulting in year-to-date capital spending of $652.2 million. ARC's capital program focused primarily on oil and liquids-rich opportunities at Parkland/Tower, Ante Creek, Pembina, southeast Saskatchewan and Manitoba along with spending on natural gas development at Dawson. ARC drilled 51 gross operated wells in the third quarter of 2013 (45 oil wells, two liquids-rich natural gas wells and four natural gas wells), resulting in 141 gross operated wells being drilled in the first nine months of 2013 (118 oil wells, 14 liquids-rich natural gas wells and nine natural gas wells). ARC's board of directors approved an increase to the 2013 capital program from $830 million to $860 million, excluding land and net property acquisitions, to accelerate certain capital projects originally planned for 2014, to replace divested production and to drill additional wells at Ante Creek, offsetting competitor wells.
•	During the third quarter, ARC divested of certain non-core assets located in northern Alberta and the greater Pembina area for gross proceeds of approximately $54 million. The divested assets had associated production of approximately 1,700 boe per day (approximately 75 per cent natural gas) and proved plus probable reserves of 5.6 mmboe. Through the first nine months of 2013, ARC received total gross proceeds of approximately $90 million from non-core asset divestments with associated production of approximately 2,000 boe per day (65 per cent natural gas) and proved plus probable reserves of 7.1 mmboe.
•	ARC completed $21.5 million of land purchases and "tuck-in" acquisitions in key development areas during the third quarter ($34.8 million in the first nine months of 2013). Acquisitions targeted primarily the Montney and Pembina Cardium regions. ARC has grown its Montney land holdings from 724 net sections to 888 net sections during 2013 with the most significant additions being at Ante Creek and Attachie.
•	ARC closed the third quarter with a strong balance sheet including total available credit facilities of $2 billion and debt of $780.7 million drawn. ARC had available credit of approximately $1 billion after a working capital deficit. Net debt to annualized year-to-date funds from operations ratio was 1.1 times and net debt was approximately ten per cent of ARC's total capitalization at the end of the third quarter; both metrics are well within ARC's target levels.
•	ARC paid a dividend of $0.30 per share to shareholders for the third quarter of 2013 and has confirmed a dividend of $0.10 per share to shareholders for October 2013 to be paid on November 15, 2013. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for November and December 2013 and January 2014, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the monthly dividend at $0.10 per share or higher since inception in 1996, with payments totaling $29.48 per share since inception through October 15, 2013.
•	ARC's board of directors has approved a $915 million capital program for 2014 which is expected to deliver 17 per cent annual production growth in 2014. Additional details can be found in the November 6, 2013 news release titled "ARC Resources Ltd. Announces a $915 million Capital Program Targeting 17 per cent Growth in Production in 2014" filed on SEDAR at www.sedar.com.

ORGANIZATIONAL UPDATE

Chief Financial Officer Retirement and Succession

Mr. Steve Sinclair, Senior Vice President and Chief Financial Officer, has announced he will be retiring in 2014. Mr. Sinclair joined ARC in 1996 as Vice President, Finance and has held the position of Chief Financial Officer since 2000.  Over the past 17 years he has guided ARC's financial strategy, developed a first class accounting and treasury team, and executed through varying market conditions - forging ARC's trademark financial stability and prudence. Mr. Sinclair has been instrumental to ARC's success and as CFO, he has been responsible for the overall financial functions of the company including raising of both debt and equity financings as the company has grown from initial public offering value of $220 million to approximately $9.8 billion today while paying out over $4.8 billion in dividends to ARC's shareholders.

ARC is pleased to announce the appointment of Mr. Van Dafoe to the position of Senior Vice President and Chief Financial Officer, to take place late in the first quarter of 2014.  Mr. Sinclair will continue on in an advisory role until his retirement in the later part of 2014. Mr. Dafoe is currently the Senior Vice President, Finance, a position he has held since June 2011. First joining ARC in 1999 as Controller, Mr. Dafoe has taken on increasingly senior positions and has a proven track record as a strong and insightful leader. Working under Mr. Sinclair's mentorship, he has overseen ARC's financial strategy and execution with direct responsibility for all finance, marketing, taxation and risk management activities.  Mr. Dafoe has a Bachelor of Commerce degree (honors) from the University of Manitoba and is a Certified Management Accountant with over 25 years of industry experience.  This CFO succession process has been deliberately planned over the past few years.

Corporate Secretary Retirement and Succession

Mr. Allan Twa, Corporate Secretary, has announced his retirement effective December 31, 2013.  Mr. Twa is a partner at Burnet, Duckworth & Palmer LLP, and has served as ARC's Corporate Secretary since inception of the company in 1996. Mr. Twa has been a tremendous asset to ARC throughout his 17 year tenure contributing to the establishment of a strong corporate governance program and navigating the changing regulatory environment though ARC's history as both a royalty trust and a corporation.

Upon Mr. Twa's retirement, Mr. Grant Zawalsky will be appointed to the role of Corporate Secretary. Mr. Zawalsky is a partner at Burnet, Duckworth & Palmer LLP, and has over 30 years of experience in securities and corporate law including debt offerings, mergers and acquisitions, corporate governance and regulatory compliance. He has a Bachelor of Commerce degree and an LL.B from the University of Alberta. Mr. Zawalsky has extensive experience as Corporate Secretary at small to mid-cap companies in the energy industry. He is currently a Director for a number of public and private energy companies including, Nuvista Energy, Whitecap Resources and Zargon Energy.

ECONOMIC ENVIRONMENT

During the third quarter of 2013, West Texas Intermediate ("WTI") crude oil traded at an average of US$105.82 per barrel and Brent crude oil prices averaged US$109.65 per barrel. Brent prices improved during the quarter, relative to the second quarter of 2013, driven by heightened geopolitical uncertainty surrounding events in Syria and Egypt. The Brent/WTI differential narrowed significantly to average US$3.83 per barrel in the third quarter of 2013 relative to a differential of US$17.23 per barrel in the third quarter of 2012. This was largely the result of strong inventory drawdowns at Cushing, Oklahoma as the start-up of a new crude unit at the BP Whiting refinery in July brought on 250,000 barrels per day of additional processing capacity. Increased refining capacity coupled with the mitigation of certain pipeline bottlenecks in the first nine months of the year resulted in higher volumes of crude oil reaching the Gulf Coast. These improvements have also positively impacted the WTI/Edmonton Par differential, which narrowed significantly to an average discount of US$4.70 per barrel during the third quarter of 2013 relative to an average discount of US$7.63 per barrel in the third quarter of 2012. During the third quarter, Edmonton Par averaged $105.02 per barrel, a 25 per cent increase compared to the third quarter of 2012. Subsequent to the third quarter, WTI decreased to under US$100 per barrel while differentials to Edmonton Par have widened to approximately US$15 per barrel due to continued infrastructure constraints together with increased production.

The US Henry Hub (NYMEX) natural gas price averaged US$3.60 per mmbtu in the third quarter of 2013, 31 per cent higher than the third quarter of 2012. Western Canadian natural gas prices (AECO Monthly) were 29 per cent higher in the third quarter of 2013 relative to the third quarter of 2012. The differential or "basis" between the NYMEX gas price and Alberta (AECO) gas price widened in the quarter, averaging US$0.90 per mmbtu in the third quarter of 2013 (US$0.55 per mmbtu in the third quarter of 2012). The widening of the NYMEX/AECO basis resulted in western Canadian producers realizing lower natural gas prices in the quarter. The widening of the basis was attributed to an increase to the interruptible toll structure on the TransCanada mainline which transports gas from Alberta to eastern Canada; resulting in lower exports of natural gas from Alberta and record high Alberta natural gas storage levels during the summer months. The NYMEX/AECO basis levels have recently returned to normal levels as shippers have committed additional volumes under firm service contracts to transport natural gas out of Alberta. Over the long-term, demand for natural gas is expected to increase due to the export of liquefied natural gas, increased natural gas power generation, and increased usage from the transportation and industrial sectors.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2013 and into 2014, ARC will take steps to mitigate these risks and protect its strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's third quarter funds from operations of $220.4 million ($0.71 per share) were up 34 per cent compared to the third quarter of 2012 and year-to-date funds from operations of $624.0 million ($2.01 per share) were up 22 per cent relative to the comparable period of 2012.   Higher third quarter and year-to-date 2013 funds from operations were attributed to higher production and higher crude oil and natural gas prices, offset in part by higher royalties, transportation and operating costs and lower realized hedging gains.

The following table details the change in funds from operations for 2013 relative to 2012.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	$ millions	$/Share (3)	$ millions	$/Share (3)
Funds from operations - 2012 (1)	164.9	0.55	511.4	1.74
Volume variance
Crude oil and liquids	5.2	0.02	15.1	0.05
Natural gas	5.8	0.02	2.4	0.01
Price variance
Crude oil and liquids	60.7	0.19	72.5	0.24
Natural gas	15.8	0.05	95.3	0.31
Realized gain or loss on risk management contracts	(19.1)	(0.06)	(57.6)	(0.18)
Unrealized gain on risk management contracts related to current production periods (2)	3.1	0.01	16.8	0.05
Royalties	(15.6)	(0.05)	(18.2)	(0.06)
Expenses
Transportation	(1.5)	—	(10.2)	(0.03)
Operating	(3.3)	(0.01)	(8.9)	(0.03)
General and administrative	5.8	0.02	(1.4)	—
Interest	1.8	0.01	2.6	0.01
Current tax	(3.5)	(0.01)	3.6	0.01
Realized gain or loss on foreign exchange	0.3	—	0.6	—
Diluted shares	—	(0.03)	—	(0.11)
Funds from operations - 2013 (1)	220.4	0.71	624.0	2.01

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and nine months ended September 30, 2013 and 2012. Also refer to the "Funds from Operations" section in the MD&A for the three and nine months ended September 30, 2013 and 2012 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	The portion of gains or losses associated with these contracts that relate to production periods for the three and nine months ended September 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.
(3)	Per share amounts are based on weighted average shares, diluted.

Operating Netbacks

ARC's third quarter 2013 operating netback, before hedging, of $29.55 per boe was 28 per cent higher than the third quarter of 2012.  ARC's year-to-date 2013 pre-hedging netback of $28.67 per boe was 23 per cent higher than the comparable period of 2012.  After hedging, ARC's third quarter and year-to-date 2013 netbacks increased to $30.38 per boe and $29.04 per boe, respectively.  Higher 2013 netbacks both before and after hedging, relative to 2012, were primarily due to higher crude oil and natural gas prices in the third quarter and first nine months of 2013.

ARC's third quarter total corporate royalty rate of 13.4 per cent ($6.41 per boe) increased from 12.2 per cent ($4.89 per boe) in the third quarter of 2012 due to higher commodity prices in 2013.  ARC's year-to-date total corporate royalty rate was 13.6 per cent, a slight decrease from 14.3 per cent in the comparable period of 2012.  Lower royalty rates in the first nine months of 2013 were due to a greater portion of oil production in Alberta qualifying for a five per cent royalty rate.

Third quarter operating expenses were $10.46 per boe in 2013, down slightly from $10.64 per boe in the third quarter of 2012 due to increased production.  Third quarter operating costs are typically higher than full year average costs due costs associated with facility maintenance.  Year-to-date operating costs increased slightly to $9.82 per boe in 2013, compared to $9.61 per boe for the comparable period of 2012 due to  higher electricity rates in 2013.  ARC expects full year 2013 operating costs to be in the range of $9.50 to $9.70 per boe.

See Tables 16 and 16a in the MD&A for the three and nine months ended September 30, 2013 and 2012 for detailed components of netbacks by commodity.

Net Income

ARC recorded net income of $86.9 million ($0.28 per share) for the third quarter of 2013 compared to a net loss of $24.3 million ($0.08 per share) in the third quarter of 2012.  Higher realized crude oil and natural gas prices and a $5 million gain on disposition of producing properties contributed to higher net income in the third quarter of 2013.  A foreign exchange gain of $16.1 million (gain of $16.3 million in third quarter of 2012) upon revaluation of US dollar denominated debt balances increased net income in the quarter while higher deferred income tax expense served to reduce third quarter 2013 net income.

Year-to-date 2013 net income of $227.1 million ($0.73 per share) increased 315 per cent relative to the first nine months of 2012 due to higher realized crude oil and natural gas prices and a $39.3 million gain on disposition of producing properties.  These gains were partially offset by a foreign exchange loss of $24.4 million (gain of $15.6 million in first nine months of 2012) upon revaluation of US dollar denominated debt balances, and higher deferred income tax expense.

Operating Income

Third quarter operating income was $73.3 million ($0.23 per share), 176 per cent higher than the third quarter of 2012. Year-to-date operating income of $174.9 million ($0.56 per share) was 68 per cent higher than the first nine months of 2012.  Higher operating income in the third quarter and first nine months of 2013 was attributed primarily to higher production and higher realized crude oil and natural gas prices.

See Table 8 in the MD&A for the three and nine months ended September 30, 2013 and 2012 for additional information regarding Operating Income.

Risk Management

As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on crude oil volumes through 2014 and natural gas volumes through 2018.  Approximately 50 per cent of total production is currently hedged for the remainder of 2013 at prices that will support ARC's business plan. Approximately 50 per cent of crude oil and condensate production is currently hedged for the remainder of 2013 at an average floor/ceiling price of US$95/US$103 per barrel and approximately 50 per cent of  natural gas production is currently hedged for the remainder of 2013 at an average floor/ceiling price of US$3.40/US$3.88 per mmbtu.  Additional natural gas production is hedged in 2014 through 2018 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty on rates of return.

ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes throughout the remainder of 2013 and into 2018.  As at September 30, 2013, the net fair value of these basis swap contracts was an asset of approximately $48 million.

The following table summarizes ARC's average crude oil and natural gas hedged volumes for the remainder of 2013 through 2018.  For a complete listing and terms of ARC's hedging contracts, see Note 8 "Financial Instruments and Risk Management Contracts" in the Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2013 and 2012.

Hedge Positions Summary (1)
As at November 6, 2013	October - December 2013		2014		2015-2017		2018
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	102.78	18,000	98.04	13,967	—	—	—	—
Floor	95.00	18,000	90.88	13,967	—	—	—	—
Sold Floor	64.00	10,000	70.00	3,760	—	—	—	—

Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	3.88	180,326	4.59	170,000	4.93	100,000	5.00	50,000
Floor	3.40	180,326	4.00	170,000	4.00	100,000	4.00	50,000

Natural Gas - AECO Basis (4)	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day
Swap (percentage of NYMEX)	89.8	170,000	89.8	190,000	90.5	130,000	90.5	20,000
Fixed (discount to NYMEX)	(0.4225)	6,630	—	—	—	—	—	—

(1)	The prices and volumes noted above represent averages for several contracts spanning different time periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 "Financial Instruments and Risk Management Contracts" in the financial statements for the three and nine months ended September 30, 2013
(2)	The crude oil prices presented above are referenced to WTI. For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the "ceiling" have been sold against either the monthly average WTI price or the six month average WTI price. In the case of settlements on the six-month term positions, ARC will only have a negative settlement if prices average above the strike price for the six-month period.
(3)	The natural gas prices shown above are referenced to NYMEX at Henry Hub.
(4)	ARC sells the majority of its natural gas production based on AECO pricing; to reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price either to a percentage of the NYMEX natural gas price or at a discount to the NYMEX natural gas price.

ARC realized net gains of $5.6 million and $11.8 million on its hedging program during the third quarter and first nine months of 2013, respectively.

OPERATIONAL REVIEW

ARC's third quarter and year-to-date average production was 94,515 boe per day and 94,471 boe per day, respectively. Strong well performance at Pembina and higher production at Ante Creek and at Parkland/Tower contributed to strong production in the third quarter and first nine months of 2013.   ARC's focus on oil and liquids development, which started in 2011, has resulted in crude oil and liquids production reaching approximately 36,400 bbls per day (38 per cent of total production) in the third quarter of 2013 and approximately 36,800 bbls per day in the first nine months of 2013, an increase of 15 per cent relative to average 2010 levels.  Production from new oil and liquids-rich gas wells drilled, predominantly at Pembina, Ante Creek, Tower and Goodlands, contributed to higher liquids production in 2013.

During the third quarter of 2013, ARC spent $259.2 million on capital activities, including $9 million to acquire land, resulting in year-to-date capital spending of $662.9 million, including $11 million to acquire land.  ARC divested approximately $54 million of gas weighted non-core properties in the third quarter of 2013 (approximately $90 million of divestments in the first nine months of 2013), offset in part by minor property acquisitions of $13 million and $24 million in the third quarter and first nine months of 2013, respectively.   ARC drilled 51 gross (49 net) wells on operated lands (45 oil wells, two liquids-rich gas wells and four gas wells), resulting in 141 gross operated wells drilled in the first nine months of 2013 (118 oil wells, 14 liquids-rich gas wells and nine natural gas wells).  ARC's third quarter 2013 capital program focused on oil and liquids development at Ante Creek, Pembina, Parkland and Tower with gas development at Dawson.

ARC has executed multi-well pad drilling programs in key areas during 2013.  The pad drilling programs are expected to decrease overall per well costs to drill, complete and tie-in, but do result in longer lead time from the start of drilling until the wells commence production as all drilling and completion activities must be completed on all wells before they are brought on-stream at one time.  ARC expects fourth quarter production to increase as new wells, including pad wells at Ante Creek, are brought on production by the end of 2013.

Pembina
Third quarter Pembina production of approximately 12,000 boe per day (80 per cent light oil and liquids) was six per cent higher than the third quarter of 2012, but lower than the second quarter of 2013 as a result of an asset divestment in the third quarter.  Pembina Cardium production is up and has continued to exceed expectations with strong well performance. The divested assets were outside of ARC's core Pembina area, had associated production of approximately 1,600 boe per day (approximately 78 per cent gas), and proved plus probable reserves of 5.1 mmboe.  Post divestment, ARC's Pembina assets are now more heavily weighted to high value, high netback Cardium oil and liquids production.  During 2013, ARC expanded its land base at Pembina, adding seven net sections of Cardium lands.

ARC drilled 14 gross operated (13 net) horizontal Cardium oil wells at Pembina during the third quarter.  Through the first nine months of 2013, ARC drilled 35 gross operated horizontal Cardium wells.

In the fourth quarter, ARC plans to drill five gross (four net) operated Cardium oil wells.  ARC continues to conduct extensive work on waterflood management at Pembina in 2013 to optimize reservoir recoveries.

Ante Creek
ARC has a land position of 332 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential. To date in 2013, ARC has grown its Ante Creek Montney land position by 65 net sections through tuck-in acquisitions and crown land sales.

Third quarter Ante Creek production averaged 11,400 boe per day (50 per cent oil and liquids), up nine per cent relative to the third quarter of 2012 due to production from new wells.  ARC drilled 11 gross operated oil wells in the third quarter of 2013 (29 gross operated oil wells drilled during the first nine months of 2013).

During the third quarter, ARC completed work to de-bottleneck an oil battery to facilitate higher oil and water handling capacity.  Existing gas processing capacity at Ante Creek is sufficient to handle current and projected production levels through 2014, however ARC continues to assess infrastructure requirements in conjunction with development plans for Ante Creek.

With the execution of pad drilling programs, Ante Creek production was relatively flat for the first eight months of 2013, however fourth quarter production is expected to increase as new pads come on production.  ARC plans to drill and complete 11 gross operated horizontal oil wells and to bring on new production which is expected to increase production to 15,000 boe per day by the end of 2013.  As ARC increases oil production at Ante Creek, we will continue to fill the 30 mmcf per day operated Ante Creek gas processing plant with solution gas.  Full year average 2013 production is expected to increase by approximately 15 per cent relative to 2012 levels.

Parkland/Tower
ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern British Columbia.  ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field.  Third quarter production for the Parkland/Tower area was approximately 10,200 boe per day (20 per cent crude oil and liquids and 80 per cent natural gas), up 22 per cent from the third quarter of 2012.  Third quarter liquids production increased due to restricted initial production from the first eight well pad at Tower.  Production at Parkland/Tower is currently restricted due to processing facility constraints; no significant new production will be brought on-stream until late 2013 or early 2014 when a new 60 mmcf per day gas processing and liquids handling facility is on-stream.

ARC drilled one gross operated liquids rich natural gas well at Parkland during the third quarter and 13 gross operated wells in the first nine months of 2013 on four pads.  All four pads consisting of 13 wells will be tied-in to the new Parkland/Tower facility during the fourth quarter and are expected to be on production with the start-up of the new facility.

The Tower property produces predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.   ARC finished completion work on two eight well pads in the third quarter. The two pads will be tied-in to the new Parkland/Tower facility during the fourth quarter and are expected to be on production with the start-up of the new facility.

ARC continued with construction of its 60 mmcf per day gas processing and liquids handling facility during the third quarter.  ARC expects total capacity from the first phase of approximately 60 mmcf per day of natural gas and 8,000 barrels per day of liquids (5,000 barrels per day of oil and 3,000 barrels per day of NGL's), however actual liquids production will depend upon the ratio of Parkland and Tower wells feeding into the facilities.  Construction of the plant is on schedule and on budget and commissioning started in the fourth quarter.  ARC expects the first 60 mmcf per day phase of the plant to be on-stream in early 2014 with potential for earlier startup late in the fourth quarter of 2013 pending the outcome of ongoing commissioning work.

Dawson
Dawson averaged 161 mmcf per day of natural gas and 1,000 barrels per day of condensate and liquids during the third quarter of 2013.  Third quarter Dawson production was down slightly relative to the second quarter of 2013 due to  minor downtime attributed to compressor maintenance in the quarter.

During the third quarter, ARC drilled and completed four gross operated horizontal natural gas wells (nine gross operated  wells were drilled in the first nine months of 2013).  The nine natural gas wells drilled to date in 2013 will maintain Dawson production flat at current maximum facility capacity levels through 2013 and into 2014.

Sunrise
At Sunrise, ARC has a land position of 24 net sections.  ARC has been piloting production at Sunrise since the third quarter of 2011 through third party facilities.  The Sunrise wells produced approximately 20 mmcf per day of natural gas in the third quarter of 2013 with production coming from three layers of the Montney.

With the continued strong performance of the pilot wells at Sunrise and the current outlook for natural gas prices, ARC is encouraged to pursue growth plans which includes additional natural gas wells to be drilled at Sunrise starting in the fourth quarter of 2013.  The Sunrise property has a significant natural gas resource base, low capital and operating costs, and potential for multi-layer development, resulting in high rates of return even at relatively low natural gas prices.

ARC has signed an agreement with a third party for natural gas processing capacity of 60 mmcf per day commencing in 2014, an increase of 45 mmcf per day from current levels. This is a precursor to larger development which will see the construction of an ARC operated 60 mmcf per day gas processing facility which is scheduled to be on-stream by late 2015.

Southeast Saskatchewan and Manitoba
Third quarter production in this region averaged approximately 11,300 boe per day, relatively unchanged from the third quarter of 2012.  ARC drilled 20 gross operated oil wells in southeast Saskatchewan and Manitoba during the third quarter of 2013 (41 gross operated wells drilled in the first nine months of 2013).  This region contributes high quality, high netback crude oil and generates significant cash flow to fund development opportunities throughout ARC's asset base.

During the fourth quarter, ARC plans to drill seven gross operated oil wells in southeast Saskatchewan and Manitoba.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the third quarter of 2013.  The Board of Directors has confirmed a dividend of $0.10 per share for October 2013, payable on November 15, 2013, and has conditionally declared a monthly dividend of $0.10 per share for November 2013 through January 2014 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
October 29, 2013	October 31, 2013	November 15, 2013	$0.10 (1)
November 27, 2013	November 29, 2013	December 16, 2013	$0.10 (2)
December 29, 2013	December 31, 2013	January 15, 2014	$0.10 (2)
January 29, 2014	January 31, 2014	February 18, 2014	$0.10 (2)

(1)	Confirmed on October 16, 2013.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional.  Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

During the first nine months of 2013, ARC declared dividends of $280.0 million, of which $8.0 million was issued in the form of common shares under the SDP and $89.5 million was reinvested into ARC shares through the DRIP.  Proceeds received from the DRIP and reduced cash dividend payments resulting from shares issued under the SDP are a source of funding for ARC's capital programs.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

ARC is focused on value creation, with the dividend being a key component of our business strategy.  We believe that we are well positioned to sustain current dividend levels despite the volatile commodity price environment.  ARC's dividend payout ratio was 43 per cent of funds from operations for the third quarter of 2013, a level which we believe is reasonable given the current commodity price environment. Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides even greater financial flexibility.  Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions.

ARC has executed a strong capital program to date in 2013, spending $652.2 million with a focus on oil and liquid-rich gas development and infrastructure spending to facilitate future growth.  ARC's Board of Directors approved an increase to the 2013 capital program from $830 million to $860 million. The additional $30 million will be utilized to accelerate projects in the fourth quarter of 2013, primarily to drill additional wells at Ante Creek and Sunrise, which were originally planned for 2014.  ARC expects to deliver modest production growth of approximately three per cent in 2013 with more significant growth coming on in 2014 upon commissioning the new Parkland/Tower gas processing and liquids handling facility.

ARC has grown its presence in the Montney to 888 net sections through the acquisition of 164 net sections of land to date in 2013, primarily at Ante Creek and Attachie.  The divestment of non-core gas weighted assets to date in 2013 yielded proceeds of approximately $90 million, further strengthening ARC's balance sheet and will be used to fund ARC's 2013 and 2014 capital programs.

ARC's Board approved a 2014 capital program of $915 million, with a continued focus on oil and liquids-rich gas development to capitalize on the strength of crude oil prices and natural gas development spending in low cost, high rate of return natural gas projects.  ARC expects 2014 production to be in the range of 110,000 to 114,000 boe per day, representing approximately 17 per cent production growth relative to estimated 2013 levels.  A significant portion of the 2014 production growth will come from the Parkland/Tower area with the start-up of the new 60 mmcf per day gas processing and liquids handling facility in late 2013 or early 2014.  ARC will pursue the most cost effective means of financing its 2014 capital program through a combination of funds from operations, DRIP proceeds, reduced cash dividend payments resulting from shares issued under the SDP, existing credit facilities, and proceeds from potential non-core property dispositions.  The 2014 planned capital program excludes unbudgeted amounts for the acquisition of land and small producing properties. For more information on the 2014 capital budget please see the November 6, 2013 news release titled "ARC Resources Ltd. Announces a $915 million Capital Program Targeting 17 per cent Growth in Production in 2014".

Due to strong production to date in 2013 and with an increased capital program in 2013, ARC has updated its full year 2013 production guidance to be in the range of 94,000 - 97,000 boe per day, previously 93,000 to 97,000 boe per day.   ARC's planned 2013 capital expenditure program of $860 million excludes unbudgeted amounts for the acquisition of land and small producing properties.

ARC's full year 2013 guidance estimates are outlined in the following table.

	2013 Guidance	YTD 2013 Actual	% Variance
Production
Oil (bbl/d)	32,000 - 33,000	31,855	—
Condensate (bbl/d)	1,900 - 2,100	2,140	2
Gas (mmcf/d)	345 - 355	346.1	—
NGLs (bbl/d)	2,800 - 3,000	2,792	—
Total (boe/d)	94,000 - 97,000	94,471	—
Expenses ($/boe)
Operating	9.50 - 9.70	9.82	1
Transportation	1.40 - 1.50	1.67	11
General and administrative (1)	2.50 - 2.70	2.82	4
Interest	1.20 - 1.30	1.21	—
Current income tax ($ millions)	25 - 35	22.7	N/A
Capital expenditures before land purchases and net property dispositions ($ millions) (2)	860	652.2	N/A
Land purchases and net property dispositions ($ millions) (2)	—	(55.5)	N/A
Weighted average shares, diluted (millions)	311	311	—

(1)	The 2013 guidance for general and administrative ("G&A") expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.80 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the nine months ended September 30, 2013 were $1.71 per boe and $1.11 per boe, respectively.
(2)	Excludes amounts related to unbudgeted land purchases and net dispositions of small producing properties which totaled $55.5 million in the first nine months of 2013.

Year-to-date 2013 operating expenses exceeded guidance, however ARC expects that actual expenses will closely approximate guidance estimates by year-end. Year-to-date transportation expenses exceeded guidance due to increased trucking activity during the first nine months of 2013.  G&A expense exceeded guidance as a result of increased LTIP costs associated with ARC's higher share price, G&A costs may exceed full year 2013 guidance depending on ARC's share price at the end of 2013.

During the third quarter of 2013, ARC changed the year end of its partnership to align with its corporate year-end and as a result will recognize income tax in 2013 for partnership income that would have previously been deferred to the subsequent year.  ARC's 2013 guidance for current income tax expense of $25 to $35 million reflects this change.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating costs under the heading "Operating Netbacks", as to its risk management plans for 2013 and beyond under the heading "Risk Management", as to its production, exploration and development plans for 2013 and beyond under the heading "Operational Review", and all matters including 2013 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.8 billion.  ARC expects 2013 oil and gas production to average 94,000 to 97,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 18:00e 06-NOV-13